

16014553

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHAY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue, suite 500
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON RODRIGUEZ (305) 507-1550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

401 East Las Olas Boulevard	Fort Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron N. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



SILVIO LACAYO
MY COMMISSION # FF943000
EXPIRES December 13, 2019
(407) 398-0153
FloridaNotaryService.com

Signature

SVP & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHAY FINANCIAL SERVICES, INC.
Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2015
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

SHAY FINANCIAL SERVICES, INC.

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2015

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Shay Financial Services, Inc. as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Shay Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 ("Supplementary Information") have been subjected to audit procedures performed in conjunction with the audit of Shay Financial Services, Inc.'s financial statements. The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are the responsibility of Shay Financial Services, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5.

(Continued)

In our opinion, the Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 25, 2016

SHAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2015

	2015
ASSETS	
Cash and cash equivalents	$205,467
Restricted cash deposited with clearing organizations	100,000
Due from brokers and clearing organizations	372,767
Receivables:	
Mutual fund distribution fees	24,983
Accrued interest and other	194,325
Total assets	$ 897,542
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Shay Investment Services Inc.	$351,520
Accrued expenses and other payables	128,184
Total liabilities	479,704
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	5,054,144
Accumulated deficit	(4,637,306)
Total Shareholder's equity	417,838
Total liabilities and shareholder's equity	$ 897,542

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2015

	2015
Revenues	
Trading revenues from principal transactions	$1,731,562
Mutual fund distribution fees	567,386
Loan brokerage fees	1,014,956
Income from certificates of deposit transactions	515,862
Interest, dividends, and other	426,672
	4,256,438
Less: waiver of mutual fund distribution fees	(218,490)
Net revenues	4,037,948
Expenses	
Compensation	3,202,249
Trading, custody, clearing and distribution	698,160
Quotation and trading system costs	113,938
Occupancy	172,917
Professional fees	136,728
Management fees to Shay Investment Services, Inc.	163,200
Travel and entertainment	19,920
Other expenses	173,690
Total expenses	4,680,802
Net Loss	$ (642,854)

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2015	$ 1,000	$ 4,499,144	$ (3,994,452)	$ 505,692
Capital Contribution		555,000		555,000
Net Loss			(642,854)	(642,854)
Balance at December 31, 2015	$ 1,000	$ 5,054,144	$ (4,637,306)	$ 417,838

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

	2015
Cash flows from operating activities	
Net loss	$ (642,854)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in assets and liabilities	
Receivables	
Brokers and dealers	312,751
Mutual fund and distribution fees	5,028
Accrued interest and other	(138,404)
Payables	
Due to Shay Investment Services Inc.	(111,397)
Accrued expenses and other payables	53,149
Total adjustments	121,127
Net cash used by operating activities	(521,727)
Cash flows from financing activities	
Capital Contribution from Shay Investment Services, Inc.	555,000
Net cash provided by financing activities	555,000
Net increase in cash and cash equivalents	33,273
Cash and cash equivalents at beginning of year	172,194
Cash and cash equivalents at end of year	$ 205,467

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. ("SISI" or "Parent Company"). The Company acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various fixed-income investments products and loans, in addition to conducting proprietary transactions in equity securities, U.S. government securities, government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions, distribution fees, and trading related revenue and expenses are recorded on a trade date basis.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Interest-only Strips: The Company purchases certificates of deposits ("CDs") from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivables resulting from the sale of CDs are recorded at fair value based on the present value of the net future cash flows, adjusted for quoted prices (if any). As of December 31, 2015, there were no interest-only strip balances.

Trading Securities Owned: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income. As of December 31, 2015, there were no trading securities balances held.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 8. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Assets, including cash, securities owned, and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2015, the Company has no concentrations of credit risk with depository institutions of the United States in the form of bank accounts. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at fair value. Fair value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statement of operations based on the specific identification method. As of December 31, 2015, there were no balances for securities owned not yet purchased.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company purchases loan portfolios from clients and sells them to clients without recourse almost simultaneously for a fee. Income is recognized after the transfer the financial assets is completed. As of December 31, 2015 there were no loans owned by the Company outstanding. Revenue is recognized on these transactions when control over transferred assets is deemed to be surrendered.

Receivables and Payables to Brokers and Dealers: Receivables or payables to brokers and dealers represent balances due from or due to counterparties for trades, pending settlement, cash, and other balances primarily with the Company's clearing broker.

Income Taxes: SISI is a subchapter S corporation and the Company is a wholly owned subsidiary of SISI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level and as such records, no tax related assets, expenses, or liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2015 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by some personnel shared with SISI and certain of its affiliates. As such, the Company incurs management fees to SISI for overhead and other administrative expenses used by the Company in conducting its business activities. Management fees allocated to the Company include actual expenses paid on behalf of the company and other allocated expenses as determined by SISI.

For the year ended December 31, 2015, management fees expense amounted to $163,200. At December 31, 2015, the payable to SISI for management fees and other expenses amounted to $351,520.

The Company maintains bank accounts with an affiliated bank. At December 31, 2015, cash and cash equivalents at affiliated entities amounted to $99,285.

In addition, certificates of deposit owned by Customers of the Company are held by an affiliate bank as custodian for these customers who are also customers of the affiliate bank. Last, the Company uses its affiliated bank entity to transact its certificate of deposit trading activity.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. The Company may maintain cash balances in financial institutions in excess of the insurance limits provided by the Federal Deposit Insurance Corporation for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3").

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company clears securities transactions on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2015, the Company had $100,000 of cash on deposit to satisfy this requirement.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2015. As such, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payments under this indemnification provision. At December 31, 2015, there were no unsettled balances for customer securities.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., an institutional mutual fund managed and advised by an affiliate, provides that the Company receive payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2015, in the amount of $218,490.

NOTE 7 – OFF BALANCE SHEET RISK

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at fair value and the resulting unrealized gains and losses are reflected as riskless principal trading transactions in the statement of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments.

Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. In addition, the Company purchases loan portfolios and sells them to clients also riskless principal for which it earns a fee. At December 31, 2015, unsettled transactions for loan balances totaled $119,596.

NOTE 8 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

NOTE 8 – FAIR VALUE (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2015 the Company's assets, including cash, securities owned, and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2015.

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $100,000. The Company was above its minimum required net capital throughout 2015. At December 31, 2015, the Company's net capital was $198,530 while its required net capital was $100,000, and its ratio of aggregate indebtedness to net capital was 2.4163 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 10 – MANAGEMENT OUTLOOK (Unaudited)

Economic conditions and a low interest rate environment, which affected one of the Company's line of business, resulted in the company experiencing a continuous reduction in its revenues during 2015. The Company has restructured its operations and significantly decreased its overhead costs, with focus to maintain its operational efficiency. The Company will continue to seek overhead costs reductions whenever possible, without compromising its operating delivery quality, and believes it has taken actions necessary to reach profitability during 2016 under this low rate economic environment. Future operations are expected to continue during 2016 and beyond.

SUPPLEMENTARY INFORMATION

SHAY FINANCIAL SERVICES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2015

Total Stockholder's equity	$ 417,838
Deductions and charges	
Cash balances deposited in CRD	1,368
Mutual fund distribution fees	24,983
Receivables from non-customers and other assets	192,957
Total non-allowable assets	219,308
Net capital before haircuts on securities	198,530
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 198,530
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 479,704
Aggregate indebtedness to net capital	241.63%
Computation of basic net capital requirement	
Minimum net capital required	100,000
Net capital	$ 198,530
Excess net capital	$ 98,530
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 78,530

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2015 FOCUS Part II filings submitted on January 27, 2016.

SHAY FINANCIAL SERVICES, INC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2015

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 ________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ___X___

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ____________________ ________

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ______X____ No ________



Crowe Horwath LLP
Independent Member Crowe Horwath International

Independent Accountants' Report
on Applying Agreed-Upon Procedures

To the Management and the Board of Directors of Shay Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Shay Financial Services, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 25, 2016



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Shay Financial Services' Exemption Report, in which (1) Shay Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Shay Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shay Financial Services, Inc. stated that Shay Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Shay Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shay Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 25, 2016


SHAY

1000 BRICKELL AVENUE, SUITE 500 | MIAMI, FLORIDA 33131 | 305.379.6656 | 800.327.6190 | WWW.SHAY.COM

Shay Financial Services' Exemption Report

Shay Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shay Financial Services, Inc.
[Name of Company]

We, Rodger D. Shay Jr,(President) and Aaron Rodriguez (Chief Financial Officer) swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ____________________

Title: President



By: ____________________

Title: Chief Financial Officer

February 25, 2016.



Crowe Horwath LLP
Independent Member Crowe Horwath International

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

To assist the Those Charged with Governance in overseeing the financial reporting process of Shay Financial Services, Inc. ("Company") for which management is responsible, we are submitting this letter.

AUDITOR'S RESPONSIBILITY UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

An audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) is designed to obtain reasonable, but not absolute, assurance about whether the financial statements are free from material misstatement.

When performing a review of the statements made by a broker or dealer in an exemption report (a "review engagement"), the auditor's objective is to state whether, based upon the results of the review procedures, the auditor is aware of any material modifications that should be made to the broker's or dealer's assertions for the assertions to be fairly stated, in all material respects.

The objective of the auditor of the financial statements, when engaged to perform audit procedures and report on supplemental information that accompanies audited financial statements, is to obtain sufficient appropriate audit evidence to express an opinion on whether the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

ACCOUNTING POLICIES AND PRACTICES, ESTIMATES AND SIGNIFICANT UNUSUAL TRANSACTIONS AND OUR EVALUATION OF THE QUALITY OF THE COMPANY'S FINANCIAL REPORTING

Critical Accounting Policies, Practices and Estimates: We are required to discuss with the Those Charged with Governance our judgment about the Company's critical accounting policies and practices. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Further, we are required to discuss with the Those Charged with Governance our judgment about the Company's critical accounting estimates. Critical accounting estimates are accounting estimates where (a) the nature of the estimate is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material.

During our meeting we will address the following items in our discussion:

- The reasons certain policies and practices are considered critical;
- How current and anticipated future events might affect the determination of whether certain policies and practices are considered critical;
- Our assessment of management's disclosures related to the critical accounting policies and practices, along with any significant modifications to the disclosure of those policies and practices proposed that management did not make;

- The process management used to develop critical accounting estimates;
- Management's significant assumptions used in critical accounting estimates that have a high degree of subjectivity;
- Any significant changes management made to the process used to develop critical accounting estimates or significant assumptions, management's reasons for the changes, and the effects of the changes on the financial statements;
- The basis for our conclusions regarding the reasonableness of the critical accounting estimates.

Initial Selection of, or Changes in, Significant Accounting Policies or Practices: In addition to the above critical accounting policies, practices and estimates, the Those Charged with Governance should be informed of the initial selection of, or changes in, significant accounting policies or the application of such policies in the current period. There were no significant accounting policies that had an effect on the Company

Effect of Significant Accounting Policies in Controversial Areas or Areas Where There is a Lack of Authoritative Guidance or Consensus, or Diversity in Practice: We are required to communicate the effect of significant accounting policies in controversial areas or areas where there is a lack of authoritative guidance or consensus, or diversity in practice. We are not aware of any significant accounting policies used by the Company related to controversial areas or areas for which there is a lack of authoritative guidance or consensus, or diversity in practice.

Qualitative Aspects of Significant Accounting Policies and Practices: The Those Charged with Governance should also be informed of the qualitative aspects of the significant accounting policies and practices. We consider the following accounting policies and practices to be significant.

During our meeting we will refer to the Company's accounting policies footnote in the financial statements. We will address the following items in our discussion:

- The results of our evaluation of, and conclusions about, the qualitative aspects of the Company's significant accounting policies and practices, including situations in which we identified bias in management's judgments about the amounts and disclosures in the financial statements;
- The results of our evaluation of the differences between estimates best supported by the audit evidence and estimates included in the financial statements, which are individually reasonable, that indicate a possible bias on the part of the Company's management.

Significant Unusual Transactions: The Those Charged with Governance should be aware of methods used to account for significant transactions that are outside of the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size, or nature. We are not aware of any significant unusual transactions recorded by the Company.

Financial Statement Presentation: We are required to evaluate whether the presentation of the financial statements and the related disclosures are in conformity with Generally Accepted Accounting Principles, including our consideration of the form, arrangement, and content of the financial statements. In our evaluation of the financial statements and related disclosures there were no issues to communicate related to the form, arrangement, and content of the financial statements.

New Accounting Pronouncements: We are responsible for informing the Those Charged with Governance about any concerns regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting. There were no such concerns regarding management's anticipated application of accounting pronouncements requiring communication.>

Alternative Accounting Treatments: We are required to discuss alternative treatments permissible under Generally Accepted Accounting Principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred. There were no such alternative treatments that were discussed with management.

CORRECTED AND UNCORRECTED AUDIT ADJUSTMENTS

Corrected Audit Adjustments: We are responsible for informing the Those Charged with Governance about adjustments to the financial statements arising from our audit. There were no such adjustments

Uncorrected Audit Adjustments: We are also responsible for informing the Those Charged with Governance about uncorrected financial statement misstatements aggregated by us during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. No such possible adjustments were noted.

OTHER COMMUNICATIONS

Communication Item	Results
Other Information In Documents Containing Audited Financial Statements The Those Charged with Governance often considers information prepared by management that accompanies the financial statements. To assist your consideration of this information, we read such information and consider whether such information, or the manner of its presentation, is materially inconsistent with information in the audited financial statements. If we consider the information materially inconsistent based on this reading, we are to seek a resolution of the matter.	We read the following items and noted no material inconsistencies or misstatement of facts in such information based on our reading thereof. <OR> We will read the other information noted below and compare the information therein to the financial statements. We will inform the Those Charged with Governance of any material inconsistencies or misstatement of facts noted in such information based on our reading thereof. • Financial Statements and Footnotes to Financial Statements • Form X17a-5 and other items bound with the audited financial statements pursuant to Rule 17a-5.
Difficulties or Contentious Matters We are required to discuss with the Those Charged with Governance any difficulties or contentious matters for which we consulted outside of the engagement team	During the audit, there were no such issues for which we consulted outside the engagement team.
Consultations With Other Accountants If we are aware that management consulted with other accountants about significant auditing and accounting matters and we have a concern about such matters, we are to inform the Those Charged with Governance of such consultation and provide our views on the matters discussed.	To our knowledge, there were no such consultations with other accountants.
Going Concern We are required to communicate to Those Charged with Governance matters relating to our evaluation of the Company's ability to continue as a going concern.	Recurring losses and significant reduction of capital led us to believe there is substantial doubt about the Company's ability to continue as a going concern. We evaluated management's actions and representation from Parent company and its shareholder that alleviated the substantial doubt about the Company's ability to continue as a going concern.
Material Written Communications As required by the SEC's final rule on Auditor Independence, we are required to discuss with the Those Charged with Governance certain material written communications.	Material written communications that are required to be discussed include the following. • Management's representation letter to us (a copy is attached); • Our engagement letter (previously discussed with and approved by the Those Charged with

Communication Item	Results
	Governance); • Our confirmation of independence (previously discussed with the Those Charged with Governance).
Departures from the Auditor's Standard Report We are required to communicate any modifications to the auditor's opinion or explanatory language included in the auditor's report.	There were no modifications to the auditor's opinion or any explanatory language included in the auditor's report.
Disagreements With Management We are required to discuss with the Those Charged with Governance any disagreements with management, whether or not satisfactorily resolved, that individually or in the aggregate could be significant to the Company's financial statements or the auditor's report.	During our audit, there were no such disagreements with management.
Significant Difficulties Encountered In Performing The Audit We are to inform the Those Charged with Governance of any significant difficulties encountered in dealing with management related to the performance of the audit.	There were no difficulties encountered in dealing with management related to the performance of the audit.
Identification of, Accounting for, and Disclosure of Relationships and Transactions with Related Parties We are required to communicate with the Audit Committee our evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties. We are also required to communicate other significant matters arising from the audit regarding the Company's relationships and transactions with related parties.	We will communicate our evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties. There were no other significant matters arising from the audit regarding the Company's relationships and transactions with related parties.
Communications Regarding Internal Controls As Required by PCAOB Standards We are required to communicate the following items to the Those Charged with Governance: • All significant deficiencies and material weaknesses identified during our audit must be reported, in writing, to management and the Those Charged with Governance in a timely manner and before the issuance of our report on internal control over financial reporting. • If we conclude that the oversight of the Company's external financial reporting and internal control over financial reporting by the Those Charged with Governance is ineffective, we would be required to address such information, in writing, directly to the Board of Directors. • That all deficiencies in internal control over financial reporting that are of a lesser magnitude than material weaknesses, and have not been communicated by the internal	We have reported to management in writing all deficiencies in internal control over financial reporting that are of a lesser magnitude than material weaknesses that had not been communicated by the internal audit function or others within the organization. We director your attention to the Review Report which did not include any exceptions to the exemption provisions included in management's assertion.

Communication Item	Results
audit function or others within the organization, have been reported to management.	
Communications Regarding the Compliance Exemption Review of Brokers and Dealers As required by the Public Company Accounting Oversight Board Attestation Standard No. 2, we are required to communicate the following items to the Those Charged with Governance: • Any exceptions to the exemption provisions identified by the auditor and information that causes the broker's or dealer's assertions about the exemption provisions not to be fairly stated, in all material respects.	We director your attention to the Review Report which did not include any exceptions to the exemption provisions included in management's assertion or document the exceptions to the exemption provisions included in management's assertion.
Other Matters We are to communicate any other matters arising from the audit that are significant to the Company's financial reporting process, including complaints or concerns regarding accounting or auditing matters that have come to our attention during the audit.	No additional matters were noted during our audit.

We were pleased to serve your Company as its independent auditors and look forward to our continued relationship. We provide the above information to assist you in performing your oversight responsibilities, and would be pleased to discuss this letter or any matters further, should you desire. This letter is intended solely for the information and use of the Those Charged with Governance, Board of Directors, management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Floirda
February 25, 2016

SHAY
FINANCIAL SERVICES, INC.
1000 BRICKELL AVENUE, SUITE 500 | MIAMI, FLORIDA 33131 | 305.379.6656 | 800.327.6190 | WWW.SHAY.COM

February 26, 2016.

Securities & Exchange Commission
100 F Street, NE Mail
Stop 8031
Washington, DC 20549

Shay Financial Services, Inc. 2015 annual audited report

To whom it may concern.

As required by regulation please find attached the following information related to Shay Financial Services, Inc.:

1. Annual audited report form X-17A-5 facing page and oath or affirmation notarized,
2. 2015 Audited financial statements and notes, plus supplemental information:
   a. Schedule of computation of net capital,
   b. Schedule for the computation for determination of the reserve requirement,
3. Report on independent accountant on applying agreed upon procedures,
4. Independent auditor's exception report opinion and Firm's exception report, and
5. Independent auditor's PCAOB report on internal controls.

Sincerely



Aaron N. Rodriguez
SVP & Chief Financial Officer
arodriguez@shay.com